China Techfaith Wireless Communication Technology Limited

Tower D, Mfox Plaza, Ke Chuang 12th Street

Beijing Economic-Technological Development Area (Yi Zhuang)

Beijing 101111

People’s Republic of China

December 5, 2016

VIA EDGAR

Mr. William H. Thompson, Accounting Branch Chief

Mr. Adam Phippen, Staff Accountant

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	China Techfaith Wireless Communication Technology Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 29, 2016

File No. 0-51242

Dear Mr. Thompson and Mr. Phippen:

This letter sets forth the Company’s responses to the comments contained in the letter dated November 17, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”). The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2015 Form 20-F.

Item 5. Operating and Financial Review and Prospects

Key Performance Indicators, page 45

1.	In the second paragraph you disclose your net revenues from product sales are driven by the number of mobile handsets sold and the average per unit price of such handsets. Please tell us your consideration of disclosing in comparative format the quantities of products or group of similar products sold and the average sales price per product or group of similar products. Refer to Item 5.A of Form 20-F.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company plans to revise the disclosure in a tabular format for the comparison of the quantities of group of similar products sold and the average sales price per group of similar products, substantially in the same form as follows in its future Form 20-F filings:

For the Year Ended December 31,
	2014			2015			2016
	Revenues	Quantity	Average Sales Price	Revenues	Quantity	Average Sales Price	Revenues	Quantity	Average Sales Price
	($’000)	(’000)	($)	($’000)	(’000)	($)	($’000)	(’000)	($)
Phone and product sales
Low end phone and product with a selling price lower than US$150	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Middle end phone and product with a selling price between US$150 and US$300	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
High end phone and product with a selling price higher than US$300	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Design fee	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Component sales and others	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX

Net revenue from mobile phone business	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX

A. Results of Operations

Comparison of the Year Ended December 31, 2015 and the Year Ended December 31, 2014 page 51

2.	Where you identify causes of changes in your operating results, also describe the reasons underlying the causes. For example, you indicate that selling and marketing expenses decreased primarily due to a decrease in advertisement expenses for MOBIFOX brand smart phones. You should elaborate to explain why there were less advertisement expenses for MOBIFOX brand smart phones. See SEC Release No. 33-8350.

The Company respectfully advises the Staff that it has considered SEC Release No.33-8350. In response to the Staff’s comment, the Company plans to revise the disclosure in the year-over-year comparison to elaborate the reasons underlying the causes of its operating results to the extent applicable. For example, the Company will revise the disclosure currently on page 52 of the 2015 Form 20-F substantially in the same form as follows in its future Form 20-F filings (the revised portions are in italic and underlined):

“Mobile phone business. Our net revenues from mobile phone business decreased by 37.7% from US$96.7 million in 2014 to US$60.2 million in 2015. The decrease was primarily due to the increased competition in the market, and the decrease in volumes being sold, partially offset by the increase of the average selling price per unit. The quantity of products sold decreased from approximately 1.1 million units in 2014 to approximately 268,000 units in 2015, while the average selling price increased from US$78.5 per unit in 2014 to US$192.3 per unit in 2015.”

and;

“Selling and marketing expenses. Selling and marketing expenses decreased by 86.0% from US$9.3 million in 2014 to US$1.3 million in 2015. The decrease was primarily due to a decrease in advertisement expenses for MOBIFOX brand smart phones as compared to 2014. In 2014, we entered into a one-year cooperation agreement with a TV channel in China to advertise our MOBIFOX brand smart phones. This cooperation agreement expired in 2015.”

Item 16F. Change in Registrant’s Certifying Accountant, page 79

3.	The second and fourth paragraphs under Item 16F appear to inaccurately refer to the year ended December 31, 2004 rather than December 31, 2013. Please revise to include the correct date and file an updated letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP as an exhibit. Refer to Item 16F of Form 20-F.

The Company respectfully advises the Staff that, in the second paragraph of item 16F of the 2015 20-F, it intended to make reference to each of the financial statements for the years ended and as of December 31, 2004 to 2014. In response to the Staff’s comment, the Company will revise the disclosure as follows in an amendment to the 2015 Form 20-F (the revised portions are in italics and underlined):

“Deloitte’s audit report on our company’s consolidated financial statements as of and for the years ended December 31, 2004 to 2014 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. ”

The Company respectfully advises the Staff that, the stated periods in the fourth paragraph of item 16F of the 2015 20-F meet the requirement as set forth in Item 16F(a)(1)(iv) of Form 20-F that for the two most recent fiscal years and the subsequent interim period through the dismissal of Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) on September 3, 2015, there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make references thereto in their reports on the financial statements for such years.

The Company further advises the Staff that it will file an updated letter from Deloitte as an exhibit in an amendment to the 2015 Form 20-F.

Financial Statements

Reports of Independent Registered Public Accounting Firm, page F-2

4.	We note that Freidman LLP’s audit report does not include an opinion on the financial statement schedule. Please revise.

The Company respectfully advises the Staff that the Company provided the schedule required under Rule 5-04(c) of Regulation S-X. However, the Company is not required to have the financial statement schedule audited since the related “parent-only” financial statements were not so audited as stated in Rule 5-04(c) of Regulation S-X. The Company did not engage Friedman LLP to audit the financial statement schedule for the year ended December 31, 2015; therefore, Friedman LLP’s audit report did not include an opinion on the financial statement schedule of the Company.

Notes to the Consolidated Financial Statement

5.	In future filings, please disclose the following information with respect to operating leases for which you are the lessor pursuant to ASC 840-20-50-4:

•	The cost and carrying amount, if different, of property on lease or held for leasing by major classes of property according to nature and function, and the amount of accumulated depreciation in total as of the date of the latest balance sheet presented;

•	Minimum future rentals on noncancelable leases as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years; and

•	Total contingent rentals included in income for each period for which an income statement is presented.

The Company confirms that it will disclose the required information under ASC 840-20-50-4 in its future Form 20-F filings.

22. Operating Segments and Geographic Information, page F-43

6.	Reference is made to your disclosure of your numerous products and services beginning on page 27. In future filings, please disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact shall be disclosed. Refer to ASC 280-10-50-40. Please show us your proposed disclosure for future filings.

The Company respectfully advises the Staff that it will provide revenues from external customers for each product and service or each group of similar products and services under ASC 280-10-50-40. In response to the Staff’s comment, the Company plans to revise the disclosure in a tabular format for revenues from external customers for each product and service or each group of similar products and services, substantially in the same form as follows in its future Form 20-F filings:

	2014	2015	2016
Revenues
- Mobile phone business
Design fees	XXX	XXX	XXX
Product sales	XXX	XXX	XXX
Component sales	XXX	XXX	XXX
Service Income	XXX	XXX	XXX
Game	XXX	XXX	XXX
- Real estate	XXX	XXX	XXX
Total net revenues	XXX	XXX	XXX

7.	Please reconcile for us the total expenditures for purchase of long-lived assets on page F-44 to your statements of cash flows for all years presented. Please also explain how payables related to the purchase of long-lived assets are considered in each year’s total presented on page F-44.

The following table sets forth the reconciliation of the total expenditures for the purchase of the long-lived assets as currently disclosed on page F-44 of the 2015 Form 20-F to the statements of cash flows for all the years presented and the explanation of the payables related to the purchase of the long-lived assets as currently disclosed on page F-44 of the 2015 Form 20-F:

Per Cash Flow	Years ended December 31,
	2013	2014	2015 (a)
Purchase of property, plant and equipment	9,873	89,872	147,832
Purchase of intangible assets	3,083	9,135	5,846

Total	12,956	99,007	153,678
Reconciliation:
Deposits for CIP	—	(19,841)	—
Increase (decrease) in payables for purchase of property plant and equipment	5,000	(3,341)	—
Increase (decrease) in payables to suppliers	1,497	(752)	—
Exchange difference	(27)	23	—

Total expenditures for purchase of long-lived assets	19,426	75,096	153,678

(a)	As currently disclosed on page 47 of the 2015 Form 20-F, the Company has reclassified its business into mobile phone business and real estate business since the beginning of 2015. In line with such reclassification, the Company decided to include the deposits for long-lived assets and exclude the unpaid expenditures in the calculation of the total expenditures for purchases of long-lived assets for the segment reporting purpose for the year ended December 31, 2015.

*        *        *

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863 or email at julie.gao@skadden.com, or Eddie Wong, the audit engagement partner at Friedman LLP, by phone at 212-842-7640 or via email at ewong@friedmanllp.com. Friedman LLP is the independent registered public accounting firm of the Company

Very truly yours,

/s/ Yuping Ouyang
Yuping Ouyang
Chief Financial Officer

cc:	Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Eddie Wong, Partner, Friedman LLP